UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-57421

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

     FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN (f/k/a FIDELITY NATIONAL CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity Southern Corporation

3490 Piedmont Road, Suite 1550

Atlanta, GA 30305

REQUIRED INFORMATION

     The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.

     The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

Audited Financial Statements And Supplemental Schedule

Fidelity National Corporation Tax Deferred 401(k) Savings Plan

December 31, 2002 and 2001 and year ended December 31, 2002 with Report of Independent Auditors

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Report of Independent Auditors

Plan Administrator
Fidelity National Corporation Tax Deferred 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fidelity National Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 10, 2003

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments, at fair value	$6,567,674	$6,142,679
Contributions receivable	39,261	55,450

Total assets	6,606,935	6,198,129
Liabilities
Refundable contributions	8,676	9,697

Net assets available for benefits	$6,598,259	$6,188,432

See accompanying notes to financial statements.

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income:
Interest and dividends	$81,381
Contributions:
Participants	897,759
Employer	257,210

Total additions	1,236,350
Deductions
Distributions to participants	(362,882)
Net depreciation in fair value of investments	(463,641)

Total deductions	(826,523)

Net increase	409,827
Net assets available for benefits:
Beginning of year	6,188,432
End of year	$6,598,259

See accompanying notes to financial statements.

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements

December 31, 2002

1.   Description of Plan

The following description of Fidelity National Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for the benefit of the employees of Fidelity National Corporation (the “Company” or the “Parent”), Fidelity National Bank (“FNB” or the “Bank”), and Fidelity National Capital Investors, Inc. (collectively referred to as the “Companies”).

Effective January 1, 2001, the Plan was amended to change the match formula from 50% of the first 2% and 25% of the next 4% of employee contributions to a match of 50% of the first 6% of employee contributions. Under the Plan, all employees of the Companies who have attained age 21, completed one year of service as defined in the Plan are eligible to participate in the Plan.

Effective September 20, 2002, the Company appointed a new trustee in order to consolidate the Plan’s recordkeeping and trust functions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 15% of their aggregate compensation.

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

1.   Description of Plan (continued)

Contributions (continued)

The Companies make a matching contribution at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching and any discretionary contributions.

Vesting

Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and accordingly, are fully vested after six years of service.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Companies’ future contributions to the Plan. The total available forfeitures were $6,576 and $55,985 at December 31, 2002 and 2001, respectively. For the year ended December 31, 2002, employer contributions to the Plan were reduced by $47,246 from forfeited nonvested accounts.

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

1.   Description of Plan (continued)

Distributions

Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of an annuity, a lump sum, installments or a combination of a lump sum and installments.

Administrative Expenses

The Company pays all administrative costs associated with the operation of the Plan.

Participant Loans

Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions.

Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

2.   Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and Fidelity National Corporation common stock are valued based on the quoted market price on the last business day of the year. Securities transactions are accounted for on the trade date. Participant loans are valued at their outstanding balances, which approximates fair value.

Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.   Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 13, 1986, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

4.   Investments

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized
Appreciation (Depreciation) in
Fair Value of Investments

Common Stock:
Fidelity National Corporation Common Stock	$481,306
Mutual Funds:
American Funds Mutual Fund	(59,407)
Fidelity Investments Mutual Fund	(45,083)
MFS Investments Mutual Fund	(278,222)
PIMCO Investments Mutual Fund	11,772
Prudential Investments Mutual Funds	(574,007)

Total	$(463,641)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31

	2002	2001

American Funds Euro Pacific Growth Fund	$392,377	$369,381
Fidelity National Corporation Common Stock	1,881,152	1,266,990
MFS Mid-Cap Growth Fund	336,984	622,359
Prudential Money Market Account	1,806,571	1,725,361
Prudential Stock Index Fund	515,264	475,713
Prudential Jennison Growth Fund	900,191	1,233,245

Effective September 20, 2002 and January 1, 2000, Prudential Investments became trustee and recordkeeper of the Plan, respectively.

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan

Notes to Financial Statements (continued)

5.   Transactions with Parties-in-Interest

At December 31, 2002 and 2001, the Plan held 188,322 and 173,560 shares of Fidelity National Corporation Common Stock, respectively. The fair value of this stock at December 31, 2002 and 2001 was $1,881,152 and $1,266,990, respectively. During 2002, the Plan received $35,747 in dividends on Fidelity National Corporation Common Stock.

6.   Benefits Payable

The Plan had benefits payments of $3,298 that were approved for payment prior to December 31, 2002, but were not paid until subsequent to December 31, 2002. These benefits payments were recorded as benefits payable on Form 5500 as of December 31, 2002 and represent a difference between the net assets available for benefits presented on the accompanying financial statements and those of the Form 5500.

7.   Subsequent Events

On May 9, 2003, Fidelity National Corporation announced the changing of the Company’s name to Fidelity Southern Corporation and the changing of the Bank’s name to Fidelity Bank in connection with the Bank’s conversion to a Georgia state bank charter. Except for the change of the Plan’s name, this conversion is not expected to have any impact on the Plan.

Supplemental Schedule

Fidelity National Corporation
Tax Deferred 401(k) Savings Plan
EIN: 58-1174938 Plan Number 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b)Identity of Issue	(c)Description of Investment	(e)Current Value

*	Prudential Investments	Active Balanced Fund	$104,399
*	Prudential Investments	Small Company Stock Fund	96,268
*	Prudential Investments	Stock Index Fund	515,264
*	Prudential Investments	Jennison Growth Fund	900,191
	MFS Investments	Mid-Cap Growth Fund	336,984
	PIMCO Investments	Total Return Fund	294,946
	American Funds Group	Euro Pacific Growth Fund	392,377
	Fidelity Investments	Advisory Growth and Income Fund	223,444
*	Fidelity National Corporation	Common Stock	1,881,152
*	Prudential Investments	Money Market Account	1,806,571
*	Participant Loans	Interest rates ranging from 5.8% to 10.5%, due no later than 2011	16,078

			$6,567,674

*	The above-identified parties represent parties-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are participant directed.

Exhibits

99.1	Written Statement of Palmer Proctor is being furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Written Statement of Stephanie Huckaby is being furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN

By: /s/ Palmer Proctor

Palmer Proctor
Chairman and Plan Administrator
Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan

Date: June 27, 2003